Exhibit 99.11

NEWS RELEASE

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE SUCCEEDS IN BID FOR WESTERN WIND

OFFER EXTENDED UNTIL 5:00 P.M. (EST) ON MARCH 7, 2013

HAMILTON, Bermuda, February 21, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) and WWE Equity Holdings Inc. (the “Offeror”) today announced that the Offeror has taken up 35,443,025 common shares of Western Wind Energy Corp. (“Western Wind” or the “Company”) pursuant to its all-cash offer to acquire the common shares of Western Wind for $2.60 per share (the “Offer”). The common shares taken up represent 59.7% of the common shares held by shareholders independent of Brookfield Renewable. Brookfield Renewable will now own 46,767,375 common shares of Western Wind representing 66.1% of the issued and outstanding common shares.

“We are very pleased with the successful outcome of our bid and look forward to incorporating these complementary energy assets into our renewable power portfolio,” said Richard Legault, President and Chief Executive Officer of Brookfield Renewable. “This will increase our operating wind capacity in the attractive California market by 56% to nearly 430 MW, while the company’s other operating and development stage assets are expected to create further value over time.”

Information for Western Wind Shareholders

Shareholders who hold Western Wind common shares through a broker will receive payment of the $2.60 per share offer price through such broker, while shareholders holding common shares in registered form will receive payments directly from the depositary.

The Offeror has instructed the depositary to take up and accept for payment the Western Wind common shares tendered and has extended the Offer in accordance with its terms and the requirements for a permitted bid under Western Wind’s shareholder rights plan in order to enable those shareholders that have not yet tendered to deposit their Western Wind common shares to the Offer. The Offer, as extended, will now expire at 5:00 p.m. (EST) on March 7, 2013.

If the Offeror acquires 90% of the outstanding common shares under the Offer, it intends to use the compulsory acquisition provisions under British Columbia corporate law to acquire the remaining common shares of Western Wind. If less than 90% of the common shares of Western Wind are deposited to the Offer, the Offeror intends to effect a subsequent acquisition transaction to acquire the remaining common shares, as described in its November 26, 2012 take-over bid circular. In either case the consideration payable will be $2.60 in cash per share of Western Wind.

Given that Brookfield Renewable is now the controlling shareholder of Western Wind, Brookfield Renewable has written to the Western Wind board of directors requesting an orderly transition of the Western Wind board of directors.

How to Tender Shares to the Offer

Western Wind shareholders are urged to tender their shares before it expires at 5:00 p.m. (EST) on March 7, 2013 by following the instructions provided in the Offeror’s take-over bid circular dated November 26, 2012, which has been filed on SEDAR.

For further information on the Offer, please contact CST Phoenix Advisors, Brookfield Renewable’s information agent for the Offer, by toll free phone at 1-800-336-5159 or by email at inquiries@phoenixadvisorscst.com.

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Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,300 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact:	Media Contact:
Zev Korman Director, Investor Relations E-mail: zev.korman@brookfield.com Tel: (416) 359-1955	Andrew Willis SVP, Communications and Media E-mail: andrew.willis@brookfield.com Tel: (416) 369-8236